EXHIBIT 12.1

Darling International Inc.
Statement of Ratio of Earning to Fixed Charges
(in thousands)

	Nine Months Ended	Fiscal year ended
	October 2, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	December 31, 2005
Fixed charges:
Interest expense, including amortization of debt issue cost and discounts	$ 2,656	$ 3,105	$ 3,018	$ 5,045	$ 7,184	$ 6,157

Estimate of interest within rental expense (1)	2,438	3,131	2,876	2,605	2,057	1,827

Total Fixed charges	$ 5,094	$ 6,236	$ 5,894	$ 7,650	$ 9,241	$ 7,984

Earnings:
Pre-tax income	$53,420	$66,879	$89,916	$75,032	$ 7,373	$10,879

Fixed charges (calculated above)	5,094	6,236	5,894	7,650	9,241	7,984

Total Earnings	$58,514	$73,115	$95,810	$82,682	$16,614	$18,863

Ratio of earnings to fixed charges	11.49	11.72	16.26	10.81	1.80	2.36

(1) Rental expense includes lease and rental expenses on real property, equipment and rolling stock.
Note: Darling currently has no preferred securities outstanding and therefore, has not included a ratio of earnings to combined fixed charges and preferred dividends.